The Omega-3 Industry Leader, Croda Health Care, selects
Neptune Technologies’ Ingredients for New Essentially Brand

---Intense R&D generates 5 innovative Essentially products for multiple health applications---

---Launch scheduled for April 2008 in the United States and May 2008 in Europe---

Laval, QC, CANADA and East Yorkshire, UNITED KINGDOM – April 2nd, 2008 – Neptune Technologies & Bioressources Inc. and Croda Health Care, the worldwide leader in innovative specialty ingredients for nutritional and pharmaceutical health care markets, today announced the completion of a strategic commercialization alliance for North America and Europe. After an intensive joint research and development phase, both companies are looking forward to launching the Essentially™ brand comprised of five distinct products containing different combinations of both companies’ clinically proven ingredients.

Croda Health Care is recognized as the leading industry manufacturer of innovative omega-3 products; its IncromegaTM product range is a cutting-edge generation of omega-3 marine oil concentrates that offer enhanced potency, purity and efficacy. Through the combination of Neptune marine phospholipids and Croda’s Incromega™ ingredients, the Essentially™ product range is synergistically enhanced to target maximum consumer health performance. The omega-3 fatty acids EPA (eicosapentaenoic acid) and DHA (docosahexaenoic acid) are particularly beneficial for the healthy functioning of the heart, brain and nervous system. Each Essentially™ product is specifically designed to deliver optimum levels of EPA/ DHA functionalized marine phospholipids, representing a new level of excellence in omega-3 standards.

The launch of the Essentially™ brand is scheduled at the Supply-Side East Tradeshow in Secaucus, New Jersey on April 28-30, 2008 for North America. The European launch is planned at the Vitafoods Convention in Geneva, Switzerland on May 6-8, 2008. Thierry Houillon, Vice President of Nutraceuticals of Neptune said that Neptune is eager to exploit with Croda this commercial opportunity provided by this new product portfolio in the $400 million and growing marine omega-3 market. Today, market share and growth in the omega-3 market is driven by consumers demanding a wider choice of innovative and high quality products targeting specific health conditions as offered with the Essentially brand, he added.

The Essentially brand encompasses:

Essentially Heart™

Helps lower blood triglycerides and maintain a healthy heart, as recommended by UK’s Joint Health Claims Initiative, and delivers an ultimate balance of ingredients proven to improve HDL, LDL and cardiovascular disease risk.

Essentially Agile™

Helps reduce pain, stiffness and inflammation associated with arthritis and other joint conditions.

Essentially Happy™

Delivers the omega-3 dose recommended by the American Psychiatric Association to help reduce depression. Reduces the symptoms of attention-deficit hyperactivity disorder. Essentially Woman™

Enhances skin function and reduces the symptoms of PMS. Delivers 300mg/DHA as recommended by International Society for the Study of Fatty Acids and Lipids for optimum foetal development.

Essentially Mind™

Helps delay the onset of Alzheimer’s Disease and improve cognitive function.

"We are thrilled to be the first and exclusive provider of the Essentially™ range bringing to the market the ultimate in clinically proven solutions for many of today’s major consumer health concerns," said Mr. Paul Kollesoff, Marketing Manager – Croda Health Care. "Through an intense period of research and development, we have found in Neptune Krill Oil the best marine ingredients to synergistically enhance our Incromega™ range and deliver enhanced, targeted consumer health performance," he added.

"We work closely with our partners through R&D to develop optimized products that are meeting our partners’ and Neptune’s rigorous quality standards," said Dr. Tina Sampalis, Chief Scientific Officer of Neptune. "According to our partnership and pipeline strategy, we continue to work with other industry leaders on new product opportunities which will lead to further alliances in the future," she added.

About Croda

Croda is a global leader in specialty chemicals sold to a wide range of industries with total annual sales of over $1,8 billion. The Croda Health Care division provides high quality ingredients for nutritional and pharmaceutical markets with particular expertise in specialty lipids. Many Croda Health Care products are supported by extensive clinical trials that demonstrate their safety and efficacy for pharmaceutical applications. Croda offers omega-3 and 6 essential fatty acid concentrates for the prevention and treatment of cardiovascular, dermatological, immunological and neurological conditions.

Croda manufactures the industry leading IncromegaTM range, a new generation of omega-3 marine oil concentrates that offer enhanced potency, purity and efficacy for specific conditions. The lipids are concentrated and purified to pharmaceutical grade requirements using proprietary PureMax™ technology selectively concentrating the key fatty acid actives, EPA, DPA and DHA.

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune has recently signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, paving its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

NASDAQ.NEPT / TSX.V.NTB

Croda Health Care Contact:
Croda Health Care
Sarah Millns
Marketing Communications
+44 1405 860551
Sarah.millns@croda.com
www.puremax.info

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.